                       Securities and Exchange Commission
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                              (Amendment No. __)*

                         JAYHAWK ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  472097-10-4
                                 (CUSIP Number)

                                Carl H. Westcott
                               100 Crescent Court
                                   Suite 1620
                              Dallas, Texas 75201
                                 (214) 777-5015
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

       Because of an acquisition on November 12, 1997, the filing person became obligated to use Schedule 13D to amend information previously disclosed on Schedule 13G
                         (Date of Event Which Requires
                           Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)
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=====================                                          =================
CUSIP NO. 472097-10-4                13D                       PAGE 2 OF 6 PAGES
=====================                                          =================

================================================================================
     1  Name of reporting person                               Carl H. Westcott
        IRS Identification No. of above person (entities only)
================================================================================
     2  Check the appropriate box if a member of a group*               (a)
                                                                            ---
                                                                        (b)  X
                                                                            ---
================================================================================
     3  SEC use only
================================================================================
     4  Source of funds*                                                   OO
================================================================================
     5  Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)                                    [_]
================================================================================
     6  Citizenship or place of organization                      United States
================================================================================

             Number of               7   Sole voting power           11,468,793
              Shares
                                ================================================
           Beneficially              8   Shared voting power            112,107
               Owned
                                ================================================
         By each Reporting           9   Sole dispositive power      11,468,793
                                ================================================
              Person                 10  Shared dispositive power       112,107
               with
================================================================================
    11  Aggregate amount beneficially owned by each reporting
        person                                                       11,580,900
================================================================================
    12  Check box if the aggregate amount in row (11) excludes
        certain shares*                                                   [_]
================================================================================
    13  Percent of class represented by amount in row (11)                41.7%
================================================================================
    14  Type of reporting person*                                            IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 6 Pages

                                  INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Carl H. Westcott is a director, the Chief Executive Officer and the principal shareholder of Jayhawk Acceptance Corporation, a Texas corporation (the "Company"), and his ownership position with respect to the Company has heretofore been reported on Schedule 13G. Except as described in the immediately succeeding sentence, Mr. Westcott has not purchased any shares of the Company's common stock, $.01 par value per share ("Common Stock"), since the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). On November 12, 1997 and in accordance with the Company's plan of reorganization, as confirmed by the United States Bankruptcy Court (the "Plan of Reorganization"), Mr. Westcott exchanged 50,000 shares of Series A Preferred Stock of the Company's subsidiary, Jayhawk Medical Acceptance Corporation (the "JMAC Preferred Stock"), for 3,855,555 shares (the "Exchange Shares") of the Company's Common Stock. Simultaneously with such acquisition, Mr. Westcott sold 300,000 shares of such stock to certain employees and directors of the Company at $1.44 per share, the same price at which he acquired such stock. Additionally, on February 4, 1998 Mr. Westcott gifted 18,800 shares of Common Stock to each of ten donees.

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $.01 per share, of Jayhawk Acceptance Corporation. The principal executive offices of the Company are located at 2001 Bryan Tower, Suite 600, Dallas, Texas 75201.

Item 2.   Identity and Background.

     (a)  Name:

          This statement is filed on behalf of Carl H. Westcott.

     (b)  Address:

          Carl H. Westcott
          100 Crescent Court
          Suite 1620
          Dallas, Texas 75201

     (c)  Present principal occupation:
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                                                              Page 4 of 6 Pages


          Carl H. Westcott is Chairman and Chief Executive Officer of the Company. The principal executive offices of the Company are located at 2001 Bryan Tower, Suite 600, Dallas, Texas 75201.

     (d) During the last five years, Mr. Westcott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Westcott was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Mr. Westcott is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Westcott acquired all of his shares of Common Stock, other than the Exchange Shares, prior to the Company's initial public offering and prior to the Company becoming a reporting company under the Exchange Act. The Exchange Shares were acquired by Mr. Westcott on November 12, 1997 in accordance with the Company's Plan of Reorganization in exchange for 50,000 shares of the JMAC Preferred Stock.

Item 4.   Purpose of Transaction.

          See "Item 3" above.

          As the beneficial owner of over 41% of the outstanding Common Stock, Mr. Westcott may be deemed to control the Company.

Item 5.   Interest in Securities of the Issuer.

          Mr. Westcott owns beneficially, and has the sole power to vote and dispose of, 11,468,793 shares, or 41.3%, of the outstanding Common Stock. In addition, Mr Westcott, as the sole director and shareholder of First Extended, Inc., has shared power to direct the vote and disposition of the 112,107 shares of Common Stock owned by First Extended, Inc. If Mr. Westcott is deemed to own beneficially the 112,107 shares of Common Stock owned by First Extended, Inc., he would own beneficially 11,580,900 shares of Common Stock, representing 41.7% of the

                                                              Page 5 of 6 Pages


          outstanding Common Stock. Mr. Westcott disclaims the existence of a "group" with any person as contemplated by Rule 13d-5(b) of the Act.

          First Extended, Inc. is a Delaware corporation of which Mr. Westcott is the sole director and shareholder, and of which John D. Curtis, a United States citizen, is the President. The address of First Extended, Inc. and Mr. Curtis is 13455 Noel Road, Suite 900, Dallas, Texas 75240. During the last five years, neither First Extended, Inc. nor Mr. Curtis has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither First Extended, Inc. nor Mr. Curtis was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. First Extended, Inc., through its subsidiaries, is a provider of claims administration services. First Extended, Inc. has not purchased or sold any shares of Common Stock since the earlier of the Company's initial public offering and the Company becoming a reporting company under the Act.

          The calculation of percentages of outstanding Common Stock set forth herein is based upon 27,785,326 shares of Common Stock outstanding as of November 12, 1997, as reported by the Company in its Form 10-Q for the quarter ended September 30, 1996.

          See "Introduction" above for information on transactions in the Common Stock by Mr. Westcott that were effected during the past 60 days, which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between Mr. Westcott and any person with respect to the securities of the Company.

Item 7.   Materials to be filed as Exhibits.

          None.
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                                                              Page 6 of 6 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 17, 1998

                                       /s/ CARL H. WESTCOTT
                                      ---------------------------------------
                                      CARL H. WESTCOTT